SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          Schedule 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*

                       CNET Networks, Inc.
    ---------------------------------------------------------
                        (Name of Issuer)

                 Common Stock, $0.0001 par value
    ---------------------------------------------------------
                 (Title of Class of Securities)

                          125 945 10 5
               -----------------------------------
                         (CUSIP Number)

                    East Peak Partners, L.P.
                101 California Street, Suite 4050
                     San Francisco, CA 94111
                         (415) 675-3200

                         with a copy to:

                         Phillip Gordon
                        Altheimer & Gray
                      10 South Wacker Drive
                     Chicago, Illinois 60606
                         (312) 715-4000

        -------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          May 28, 2003
     ------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this Schedule because of Rule 13d-
1(b)(3) or (4), check the following box.  / /

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 125 945 10 5
---------------------------------------------------------
1.   Name of Reporting Person:
     East Peak Partners, L.P.

---------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group:
                                             (a)  / /

                                             (b)  /X/
---------------------------------------------------------
3.   SEC Use Only

---------------------------------------------------------
4.   Source of Funds:
     WC
---------------------------------------------------------
5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e) or 2(f):

                                                  / /
---------------------------------------------------------
6.   Citizenship or Place of Organization:  California
               ------------------------------------------
Number of      7.   Sole Voting Power:  5,750,000<F1>
Shares         ------------------------------------------
Beneficially   8.   Shared Voting Power:  0
Owned By       ------------------------------------------
Each           9.   Sole Dispositive Power:  5,750,000<F1>
Reporting      ------------------------------------------
Person        10.   Shared Dispositive Power:  0
With
---------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each
     Reporting Person:

     5,750,000<F1>
---------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares:
                                                  / /
---------------------------------------------------------
13.  Percent of Class Represented by Amount
     in Row (11):  4.1%
---------------------------------------------------------
14.  Type of Reporting Person:  PN
---------------------------------------------------------

<F1>
Power is exercised through East Peak Partners, L.P.'s sole general partner JGE Capital Management, LLC.


CUSIP No.: 125 945 10 5
---------------------------------------------------------
1.   Name of Reporting Person:
     JGE Capital Management, LLC
---------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group:
                                             (a)  / /

                                             (b)  /X/
---------------------------------------------------------
3.   SEC Use Only

---------------------------------------------------------
4.   Source of Funds:
     WC
---------------------------------------------------------
5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e) or 2(f):

                                                  / /
---------------------------------------------------------
6.   Citizenship or Place of Organization:  California
               ------------------------------------------
Number of      7.   Sole Voting Power:  5,750,000<F1><F2>
Shares         ------------------------------------------
Beneficially   8.   Shared Voting Power:  0
Owned By       ------------------------------------------
Each           9.   Sole Dispositive Power:  5,750,000<F1><F2>
Reporting      ------------------------------------------
Person        10.   Shared Dispositive Power:  0
With
---------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each
     Reporting Person:

     5,750,000<F1><F2>
     ---------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares:
                                                  / /
---------------------------------------------------------
13.  Percent of Class Represented by Amount
     in Row (11):  4.1%
---------------------------------------------------------
14.  Type of Reporting Person:  CO
---------------------------------------------------------

<F1>
Solely in its capacity as the general partner of East Peak
Partners, L.P.

<F2>
Power is exercised by JGE Capital Management, LLC's President and
Principal, Jeffrey G. Edwards.


CUSIP No.: 125 945 10 5
---------------------------------------------------------
1.   Name of Reporting Person:
     Jeffrey G. Edwards
---------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group:
                                             (a)  / /

                                             (b)  /X/
---------------------------------------------------------
3.   SEC Use Only

---------------------------------------------------------
4.   Source of Funds:  WC
---------------------------------------------------------
5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e) or 2(f):

                                                  / /
---------------------------------------------------------
6.   Citizenship or Place of Organization:  USA
               ------------------------------------------
Number of      7.   Sole Voting Power:  5,750,000<F1>
Shares         ------------------------------------------
Beneficially   8.   Shared Voting Power:  0
Owned By       ------------------------------------------
Each           9.   Sole Dispositive Power:  5,750,000<F1>
Reporting      ------------------------------------------
Person        10.   Shared Dispositive Power:  0
With
---------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each
     Reporting Person:

     5,750,000<F1>
---------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares:
                                                  / /
---------------------------------------------------------
13.  Percent of Class Represented by Amount
     in Row (11):  4.1%
---------------------------------------------------------
14.  Type of Reporting Person:  IN
---------------------------------------------------------

<F1>

Solely in his capacity as the President and Principal of JGE
Capital LLC.


     This Statement constitutes Amendment No. 1 to Statement on
Schedule 13D (the "Original Schedule 13D") filed with the Securities and Exchange Commission ("SEC") on October 17, 2002. Unless otherwise stated herein, the Original Schedule 13D, as previously amended, remains in full force and effect. Terms used herein and not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

     (a)-(b) Percentage interest calculations for each of the Reporting Persons are based on the Issuer having 139,341,917 shares of Common Stock outstanding as of April 30, 2003, as reported in the Issuer's 10-Q filed for the quarter period ended March 31, 2003, filed with the Securities and Exchange Commission on May 6, 2003.

     East Peak

     The aggregate number of Shares that East Peak owns beneficially pursuant to Rule 13d-3 of the Act, is 5,750,000
Shares, which constitutes approximately 4.1% of the outstanding shares of Common Stock.

     JGE Capital

     Because of its position as the sole general partner of East
Peak, JGE Capital may, pursuant to Rule 13d-3 of the Act, be deemed to be beneficial owner of 5,750,000 Shares, which constitutes approximately 4.1% of the outstanding shares of Common Stock.

     Edwards

     Because of his position as the control person of JGE
Capital, Mr. Edwards may, pursuant to Rule 13d-3 of the Act, be deemed to be beneficial owner of 5,750,000 Shares, which constitutes approximately 4.1% of the outstanding shares of Common Stock .

     (c) During the past sixty (60) days, East Peak has sold in open market transactions on the National Association of Securities Dealers Automated Quotation System (Nasdaq) shares of
Common Stock as set forth in Schedule I attached hereto.

     Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transaction in shares of the Common Stock during the past sixty (60) days.

     (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by such Reporting Person.

     (e) The Reporting Persons ceased to be the owners of more than five percent (5%) of the outstanding shares of Common Stock on May 5, 2003.

Item 7.   Material to be Filed as Exhibits.

     Exhibit        Document Description

        A           Agreement Pursuant to Rule 13d-1 (k) (1) (iii)

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  May 28, 2003

                                  EAST PEAK PARTNERS, L.P.


                                  By: JGE CAPITAL MANAGEMENT, LLC
                                  Its: General Partner

                                  By:  /s/ Jeffrey G. Edwards
                                       ----------------------
                                       Jeffrey G. Edwards
                                       Its: Principal


                                  JGE CAPITAL MANAGEMENT, LLC


                                  By:  /s/ Jeffrey G. Edwards
                                       ----------------------
                                       Jeffrey G. Edwards
                                       Its: Principal


                                       /s/ Jeffrey G. Edwards
                                       ----------------------
                                       Jeffrey G. Edwards

                 SCHEDULE I TO SCHEDULE 13D FOR
                    EAST PEAK PARTNERS, L.P.


           Date of           Number    Price
Reporting  Trans-      Type  of        Per     Where/How
Person     action            Shares    Share   Transaction
                                       ($)     Effected

East Peak  05/05/2003  Sell  605,000   $4.10   Open
                                               Market/Broker
East Peak  05/12/2003  Sell  500,000   $3.87   Open
                                               Market/Broker
East Peak  05/28/2003  Sell  150,000   $5.22   Open
                                               Market/Broker

                            EXHIBIT A

     Pursuant to Rule 13d-1(k) (1) (iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth herein below.

DATED:  May 28, 2003

                                  EAST PEAK PARTNERS, L.P.


                                  By: JGE CAPITAL MANAGEMENT, LLC
                                  Its: General Partner

                                  By:  /s/ Jeffrey G. Edwards
                                       ----------------------
                                       Jeffrey G. Edwards
                                       Its: Principal


                                  JGE CAPITAL MANAGEMENT, LLC


                                  By:  /s/ Jeffrey G. Edwards
                                       ----------------------
                                       Jeffrey G. Edwards
                                       Its: Principal


                                       /s/ Jeffrey G. Edwards
                                       ----------------------
                                       Jeffrey G. Edwards